NO ACT

PE
9-12-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14008216

Received SEC

SEP 15 2014

Washington, DC 20549

September 15, 2014

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 9-15-14

Patrick G. Quick
Foley & Lardner LLP
pgquick@foley.com

Re: Oshkosh Corporation

Dear Mr. Quick:

This is in regard to your letter dated September 12, 2014 concerning the shareholder proposal submitted by John Chevedden for inclusion in Oshkosh's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Oshkosh therefore withdraws its August 21, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

FOLEY
FOLEY & LARDNER LLP

ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE,
MILWAUKEE, WISCONSIN 53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER'S DIRECT LINE
414.297.5678
EMAIL pgquick@foley.com

CLIENT/MATTER NUMBER
061300-0108

September 12, 2014

VIA ELECTRONIC SUBMISSION

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Securities Exchange Act of 1934
Rule 14a-8(i)(3)
Rule 14a-8(i)(7)

RE: *Oshkosh Corporation*
Withdrawal of August 21, 2014 Notice of Intention to Omit Shareholder Proposal Submitted by Mr. John Chevedden

Ladies and Gentlemen:

Please refer to my letter dated August 21, 2014, on behalf of Oshkosh Corporation, a Wisconsin corporation (the "Company"), relating to a shareholder proposal (the "Proposal") that the Company received from Mr. John Chevedden (the "Proponent"). In my August 21, 2014 letter, we requested the staff of the Division of Corporation Finance to concur with our view that, pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), the Company could properly exclude the Proposal from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders.

I am enclosing a copy of a letter that Mr. Chevedden sent to the Office of the Chief Counsel (with a copy to the Company) on September 9, 2014. In the letter (attached hereto as *Annex A*), Mr. Chevedden voluntarily withdrew the Proposal. In reliance on the letter from Mr. Chevedden withdrawing the Proposal, we wish to withdraw our request that the staff concur in our position regarding the Company's ability to exclude the Proposal pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(7) under the 1934 Act.

Please do not hesitate to contact me by phone at (414) 297-5678 or by email at pgquick@foley.com if you have any questions relating to this matter.

Very truly yours,

Patrick G. Quick

Attachment

cc: Bryan J. Blankfield
Oshkosh Corporation

John Chevedden

John K. Wilson
Spencer T. Moats
Foley & Lardner LLP

ANNEX A

See attached.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

September 9, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Oshkosh Corporation (OSK)
Confidential Voting
John Chevedden

Ladies and Gentlemen:

This is in regard to the August 21, 2014 company request concerning this rule 14a-8 proposal. This proposal is now withdrawn.

Sincerely,

John Chevedden

cc: Bryan J. Blankfield <BBlankfield@oshkoshcorp.com>

FOLEY
FOLEY & LARDNER LLP

ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE.
MILWAUKEE, WISCONSIN 53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER'S DIRECT LINE
414.297.5678
EMAIL pgquick@foley.com

CLIENT/MATTER NUMBER
061300-0108

August 21, 2014

VIA ELECTRONIC SUBMISSION

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Securities Exchange Act of 1934
Rule 14a-8(i)(3)
Rule 14a-8(i)(7)

RE: *Oshkosh Corporation*
Notice of Intention to Omit Shareholder Proposal Submitted by Mr. John Chevedden

Ladies and Gentlemen:

We are writing on behalf of our client, Oshkosh Corporation, a Wisconsin corporation (the "Company"), to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal and statement in support thereof (together, the "Shareholder Proposal") received by the Company on August 6, 2014 via email, which also included a cover letter, from Mr. John Chevedden (the "Proponent"). We hereby respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company omits the Shareholder Proposal from its 2015 Proxy Materials.

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the date the Company intends to file its definitive 2015 Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to the Proponent by email, which is a form of communication that the Proponent requested.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Shareholder Proposal, then a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

The Shareholder Proposal

The Shareholder Proposal states, in relevant part:

> Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement should apply to:
> • Management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules
> • Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)
> • shareholder proposals included in the proxy under SEC Rule 14a-8.
>
> This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations for other proper purposes.

Copies of the Shareholder Proposal and related correspondence from the Proponent are attached hereto as Exhibit A.

Bases For Exclusion

We hereby respectfully request that the Staff concur in our view that the Company may exclude the Shareholder Proposal from the 2015 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Shareholder Proposal is impermissibly vague and indefinite so as to be inherently misleading; and

- Rule 14a-8(i)(7) because the Shareholder Proposal relates to the Company's ordinary business operations.

Analysis

I. The Company may exclude the Shareholder Proposal under Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be inherently misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule 14a-9], which prohibits materially false or misleading statements in proxy soliciting materials." The Staff consistently has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries Inc.* (avail. Mar. 12, 1991) (Staff concurred with exclusion under Rule 14a-8(i)(3) where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

The Staff has recently considered a number of proposals substantially identical to the Shareholder Proposal and determined that such proposals could be excluded because the proposals were vague and indefinite, noting that the proposals did not sufficiently explain when the requested bylaw or policy would apply or not apply. *See Intel Corporation* (avail. Mar. 4, 2014); *Newell Rubbermaid Inc.* (avail. Mar. 4, 2014); *Verizon Communications Inc.* (avail. Mar. 4, 2014); *Comcast Corporation* (avail. Mar. 4, 2014); *Amazon.com, Inc.* (avail. Mar. 6, 2014); *Equinix, Inc.* (avail. Mar. 6, 2014); *The Home Depot, Inc.* (avail. Mar. 6, 2014); *Leidos Holdings, Inc.* (avail. Mar. 6, 2014); *Reliance Steel & Aluminum Co.* (avail. Mar. 6, 2014); *The Southern Company* (avail. Mar 6, 2014); *SunEdison, Inc.* (avail. Mar. 6, 2014); *United Continental Holdings, Inc.* (avail. Mar. 6, 2014); *The Interpublic Group of Companies, Inc.* (avail. Mar. 12, 2014) (collectively, the "Substantially Identical Proposals"). The Staff noted with respect to each of the Substantially Identical Proposals that "the proposal provides that preliminary voting results would not be available for solicitations made for 'other purposes,' but they would be available for 'other proper purposes.'" As described in more detail below, the Shareholder Proposal contains language identical to that in the Substantially Identical Proposals to the effect that preliminary voting results could not be available to management or the Board for solicitations made for "other purposes," but such results could be available for solicitations made for "other proper purposes."

In addition to the examples that the Substantially Identical Proposals present, the Staff consistently has permitted the exclusion of other shareholder proposals under Rule 14a-8(i)(3) where the proposals are internally inconsistent so that neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. For example, in *Bank of America Corp.* (avail. Mar. 12, 2013), the Staff concurred in the exclusion of a proposal that requested the formation of a committee to explore "extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of [the company's] businesses." The company successfully argued that the proposal used "ambiguous and inconsistent language" providing for "alternative interpretations" but that it failed "to provide any guidance as to how the ambiguities should be resolved." In particular, the company noted that the proponent's definition of an extraordinary transaction as one "for which stockholder approval is required under applicable law or stock exchange listing standard" was inconsistent with examples of so-called extraordinary transactions throughout the proposal and the supporting statement. In light of this ambiguous and inconsistent language, the Staff agreed that Bank of America could exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite. *See also Newell Rubbermaid Inc.* (avail. Feb. 21, 2012) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that the fact that the proposal, which sought to permit shareholders to call special meetings, presented two different standards for determining the number of shareholders entitled to call special meetings, and failed to provide any guidance on how the ambiguity should be resolved, made it impossible to fully understand the effect of implementation); *Verizon Communications Inc.* (avail. Feb. 21, 2008) (concurring with the exclusion of a proposal attempting to set formulas for short- and long-term incentive-based executive compensation where the company argued that because the methods of calculation were inconsistent with each other, it could not determine with any certainty how to implement the proposal); *SunTrust Banks, Inc.* (avail. Dec. 31, 2008) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the proposal sought to impose executive compensation limitations with no duration stated for the limitations, but where correspondence from the proponent indicated an intended duration); and *Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) that requested that all stock options granted by the company be expensed in accordance with Financial Accounting Standards Board ("FASB") guidelines, where the company argued that the applicable FASB standard "expressly allows the [c]ompany to adopt either of two different methods of expensing stock-based compensation" but that because the proposal failed to provide any guidance, it would be impossible to determine which of the two alternative methods the company would need to adopt in order to implement the proposal).

As with the Substantially Identical Proposals and the other precedents above, in the current instance the Shareholder Proposal is vague and indefinite so as to be inherently misleading because it is internally inconsistent. First, the first paragraph (including the bulleted items) of the Shareholder Proposal indicates that the "enhanced confidential voting requirement should apply to … Management-sponsored or Board-sponsored resolutions seeking approval of executive pay *or for other purposes*" (emphasis added); in contrast, the second paragraph of the Shareholder Proposal, which relates to circumstances in which the voting requirement does not apply, states, "[n]or shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations *for other proper purposes*" (emphasis added). The language in the second paragraph is not phrased as an exception to the first paragraph, and there is no explanation or elaboration on what may make a solicitation "proper" for purposes of the second paragraph such that the restrictions do not apply as opposed to a solicitation for any other purpose that is subject to the restrictions under the first paragraph. Thus, the Shareholder Proposal expressly states both that the requested restrictions apply, and that the requested restrictions do not apply, to solicitations for "other" purposes. This creates an internal inconsistency that is not resolved elsewhere in the Shareholder Proposal. As noted above, the Substantially Identical Proposals each contained the same internal inconsistency, which the Staff expressly cited in permitting exclusion of the Substantially Identical Proposals.

Another internal inconsistency is that the Shareholder Proposal states on the one hand that "this enhanced confidential voting requirement should apply to ... [p]roposals required by law, or the Company's Bylaws, to be put before shareholders for a vote," and on the other hand that the "enhanced confidential voting requirement shall not apply to elections of directors." This second statement is not phrased as an exception to the first statement. Section 180.0803(3) of the Wisconsin Business Corporation Law ("WBCL") requires shareholders to elect directors at each annual meeting. In addition, the Company's By-laws provide that "at each Annual Meeting, the shareholders shall elect individuals to the Board of Directors." The WBCL and the Company's By-laws require the election of directors to be submitted to shareholders; therefore, because the Shareholder Proposal provides initially that the requested restrictions apply to "proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote" but then provides that the requested restrictions "shall not apply to the election of directors,"[1] the Shareholder Proposal is contradictory.

---

[1] While the Proposal provides that the confidential voting requirement "shall not apply to elections of directors ... except at the Board's discretion," this language does not resolve the internal inconsistency of the Proposal. Specifically, the Proposal provides initially that the confidential voting requirement is mandatory for the election of directors, then later provides that it is optional as it is subject to the Board's discretion. These two standards are clearly in conflict, and the Proposal provides no guidance that would inform shareholders or the Company as to whether the confidential voting requirement is required to apply to the election of directors or whether the Board has discretion as to whether it applies.

In addition, the Shareholder Proposal is excludable under Rule 14a-8(i)(3) because the Shareholder Proposal's requirement that specified information "shall not be available to management or the Board" is, in the context of the proxy solicitation and voting procedures in place in the United States, so vague and misleading that neither shareholders nor the Board would be able to determine with any reasonable certainty exactly what actions or measures the Shareholder Proposal requires or prohibits. In this regard, the Shareholder Proposal fails to address certain fundamental aspects of the Company's proxy voting process. In uncontested proxy solicitations, a company is provided an omnibus proxy by Broadridge Financial Solutions, Inc., as agent for its bank and broker-dealer clients, that reflects the aggregated voting instructions that it has solicited from a company's beneficial owners. This information does not identify a particular beneficial owner by name or by any other identifiers, such as account number or address.[2] These proxy votes are provided by banks and brokerage firms as part of a complex system of SEC and stock exchange rules that require banks and brokerage firms to distribute proxy materials to their customers, collect voting instructions and forward the votes to companies. Similarly, shareholders of record, who directly own a company's shares in their own name, return their proxies by mail or other means throughout the period from the date the proxy is mailed until the date of the annual meeting. The Shareholder Proposal suggests that there is some process that can be effected through a bylaw that would control when third parties make their proxy votes available to the Company and even suggests that, in the context of a single annual meeting, votes on certain proposals must not be available to management and the Board while those on other proposals would be available. However, because the Shareholder Proposal does not recognize or address the complex voting process that is involved in the Company's solicitation of proxies, shareholders and the Company are unable to determine with any reasonable certainty what the Shareholder Proposal requires and likely would have widely differing views on what it would mean to implement the Shareholder Proposal. *See, supra, Capital One Financial Corp.* (avail. Feb. 7, 2003); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). The failure to address such fundamental aspects of the Company's proxy voting process renders the Shareholder Proposal impermissibly vague and indefinite so as to be inherently misleading.

As was the case with the Substantially Identical Proposals and similar to the proposals in the other precedents cited above, the Shareholder Proposal uses inconsistent and ambiguous language that provides for alternative interpretations, but fails to provide any guidance as to how the inconsistencies and ambiguities should be resolved. Given the different consequences of requiring, or not requiring, that the requested restrictions apply to matters that the Shareholder Proposal does not specifically enumerate or to the election of directors, and the ambiguity as to exactly what can and cannot be done with voting instructions that shareholders provide, it is impossible to fully understand what is being requested in the Shareholder Proposal and how it

---

[2] K. Gumbs, *et al.*, *Debunking the Myths Behind Voting Instruction Forms and Vote Reporting*, Corporate Governance Advisor at 5-6 (July/August 2013).

would be implemented. As a result, the Shareholder Proposal is impermissibly vague and indefinite so as to be inherently misleading, and if the Shareholder Proposal were included in the 2015 Proxy Materials, the Company's shareholders voting on the Shareholder Proposal would not have any reasonable certainty as to the actions or measures upon which they would be voting. Accordingly, the Shareholder Proposal is excludable under Rule 14a-8(i)(3).

II. The Shareholder Proposal may be excluded under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

The Company may exclude the Shareholder Proposal pursuant to Rule 14a-8(i)(7) because the Shareholder Proposal deals with matters relating to the Company's ordinary business operations. Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. The first consideration relates to the subject matter of the shareholder proposal. "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration relates to proposals that, if implemented, would restrict or regulate certain complex company matters. The Commission noted that such proposals seek "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release (citing Exchange Act Release No. 12999 Nov. 22, 1976)).

The Staff has concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(7) when such proposals have related to the conduct of annual meetings. For example, in *FedEx Corporation* (avail. May 28, 2014), the Staff concurred in the exclusion of a proposal similar in intent and effect to the Shareholder Proposal requesting that preliminary voting results not be made available to management prior to a shareholders meeting unless the board of directors has a compelling reason to obtain them, noting that such proposal related to the monitoring of preliminary voting results with respect to matters that may relate to the company's ordinary business. *See also Con-way, Inc.* (avail. Jan. 22, 2009) (concurring in the exclusion of a proposal requesting future annual meetings be made available online pursuant to webcasts because the proposal related, in part, to the conduct of annual meetings); *Exxon Mobil Corp.*

(avail. Mar. 2. 2005) (concurring in the exclusion of a proposal requesting that a time be set aside at each annual meeting for shareholders to ask questions of non-employee directors on grounds that such a proposal related to the conduct of the annual meeting); *Commonwealth Energy Corp.* (avail. Nov. 15, 2002) (concurring in the exclusion of a proposal requesting that the company make audio or video recordings of shareholder and director meetings and retain such records on the grounds that such proposal related to shareholder relations and the conduct of annual meetings).

Additionally, the Staff has concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(7) that are drafted so broadly as to impact a company's communications with shareholders on ordinary business matters. In *Peregrine Pharmaceuticals, Inc.* (avail. July 16, 2013), the Staff concurred in the exclusion of a proposal requiring the company to answer investor questions related to company operations on public conference calls in the manner specified in the proposal, noting that "[p]roposals concerning procedures for enabling shareholder communications on matters relating to ordinary business generally are excludable." Moreover, the Staff has recognized that proposals attempting to restrict or regulate how and when a company solicits its shareholders implicate ordinary business. *See General Motors Corp.* (avail. Mar. 15, 2004) (concurring in the exclusion of a proposal under 14a-8(i)(7) on the grounds that the proposal's request for certain disclosure regarding its solicitation of shareholder votes related to ordinary business operations); and *FirstEnergy Corp.* (avail. Feb. 26, 2001) (concurring in the exclusion of a proposal under 14a-8(i)(7) because it requested the presentation of additional proxy solicitation expenses in reports to shareholders and, therefore, related to ordinary business operations).

A. The Shareholder Proposal relates to ordinary business operations because it interferes with the conduct of annual meetings.

The Shareholder Proposal directly relates to the ordinary business of conducting the Company's annual meetings because it attempts to prevent access to preliminary information, including the "running tally of votes for and against" certain matters, that the Company's management uses in preparation for and in the conduct of its annual meetings. Management uses this information to measure shareholder sentiment regarding the matters that are being voted on at a meeting, giving management the opportunity to communicate with shareholders prior to the meeting or to prepare for questions that may be raised at the meeting. Access to preliminary voting results allows for informed and productive communications between management and shareholders, potentially dispelling dissent that might otherwise arise. As described in *FedEx Corporation*, *Con-way, Inc.* and similar no-action letters, matters relating to the conduct of annual meetings are treated as ordinary business matters. Preventing access to preliminary voting results interferes with all aspects of conducting annual meetings, including affecting communications with shareholders about meeting agenda items, recognizing and managing when and how to solicit shareholders before the meeting, and preparing adequately for questions or discussions that might arise at the meeting itself, for which a company spends a great deal of time in advance of the meeting. The Shareholder Proposal impacts in several ways management's ability to effectively prepare for and conduct meetings, and therefore, the Shareholder Proposal is excludable.

B. The Shareholder Proposal restricts the Company's ability to communicate with its shareholders and therefore interferes with the Company's ordinary business operations.

The Shareholder Proposal operates broadly to restrict communications between the Company and its shareholders by restricting the use of additional proxy solicitations. Thus, instead of implicating any significant policy issue, the thrust and focus of the Shareholder Proposal relate to the communications with, and solicitation of, the Company's shareholders, which are matters that implicate the Company's ordinary business.

The Staff has recognized that shareholder proposals that are drafted so broadly as to impact a company's communications with shareholders on ordinary business matters are excludable under Rule 14a-8(i)(7). For example, in *Peregrine Pharmaceuticals, Inc.*, the proposal required the company to answer investor questions related to company operations on all public company conference calls in the manner specified in the proposal. In concurring with the exclusion of the proposal, the Staff noted that "the proposal relates to the ability of shareholders to communicate with management, board members and consultants during conference calls. Proposals concerning procedures for enabling shareholder communications on matters relating to ordinary business generally are excludable under rule 14a-8(i)(7)." *See also XM Satellite Radio Holdings Inc.* (avail. May 14, 2007) (Staff concurred with the exclusion of a shareholder proposal requesting that the board "impose a monetary fine upon the [c]ompany [o]fficer for failing to promptly respond to shareholder letters" and implement a shareholder response policy specified in the proposal, where the Staff noted that the proposal related to "procedures for improving shareholder communications"); *Advanced Fibre Communications, Inc.* (avail. Mar. 10, 2003) (Staff concurred with the exclusion of a proposal that requested the establishment of an "Office of the Board of Directors" to facilitate communication among non-management directors and shareholders, noting that the proposal related to "procedures for enabling shareholder communications"); *PeopleSoft, Inc.* (avail. Mar. 14, 2003) (same); *Jameson Inns, Inc.* (avail. May 15, 2001) (Staff concurred in the exclusion of a proposal urging the board to consider new ideas for improving shareholder communications as it related to "procedures for improving shareholder communications").

The Staff also has recognized that shareholder proposals attempting to restrict or regulate how and when a company solicits its shareholders implicate ordinary business. For example, in *General Motors Corp.* (Mar. 15, 2004), a proposal requested that, if "GM solicits shareholder votes, below the threshold number for a report to the Securities and Exchange Commission, that the company provide the same list with complete contact information to the proponents of the shareholder proposals which the GM solicitation targets." The Staff concurred that the proposal properly could be excluded under Rule 14a-8(i)(7) "as relating to General Motors' ordinary business operations (*i.e.*, provision of additional proxy solicitation information)." Likewise, in *The Boeing Co.* (Feb. 20, 2001), the Staff concurred in the exclusion of a proposal that requested that any additional soliciting materials that the company distributed "must disclose: (1) the complete text for each shareholder resolution; and following the election disclose (2) funds the company spends on additional requests for shareholder votes." The Staff concurred in exclusion of the proposal "as relating to [the company's] ordinary business operations (*i.e.*, the presentation of additional proxy solicitation expenses in reports to shareholders)." *FirstEnergy Corp.* (Feb. 26, 2001) (same).

The Shareholder Proposal would restrict even some of the most basic and neutral forms of communications between the Company and its shareholders prior to an annual meeting. For example, the Shareholder Proposal allows the Company to monitor the extent of voting to determine a quorum, but would not permit the Company to use such information as a basis for asking shareholders to vote. As the Shareholder Proposal seems to recognize, monitoring voting returns to determine whether a quorum will be achieved is one of the most basic and common company tasks with respect to an annual meeting. Likewise, Rule 14a-6(f) under the Exchange Act recognizes that communications that do no more than request that forms of proxy theretofore solicited be signed and returned are so basic that they need not be filed with the Commission. Nevertheless, because such a communication would constitute a "solicitation,"[3] it would be prohibited under the Shareholder Proposal. The Shareholder Proposal's application to such routine communications with shareholders in the context of uncontested proxy solicitations implicates the same general shareholder communications that rendered the proposals in *Peregrine Pharmaceuticals, Inc.*, *General Motors Corp.* and the other precedent cited excludable.

Even if the Shareholder Proposal also touches upon a significant policy issue, because the Shareholder Proposal applies broadly to communications that do not raise significant policy implications and are part of a company's ordinary communications with its shareholders, as well as to the conduct of the annual meeting, the Shareholder Proposal remains excludable under Rule 14a-8(i)(7). *See Apache Corp.* (avail. Mar. 5, 2008) (concurring in the exclusion of a proposal requesting the implementation of equal employment opportunity policies based on specified principles, where the Staff noted that "some of the principles relate to Apache's ordinary business operations"); *General Electric Co.* (avail. Feb. 10, 2000) (concurring in the exclusion of a proposal relating to the discontinuation of an accounting method and use of funds related to an

[3] Rule 14a-1 defines "solicitation" to encompass "Any request for a proxy whether or not accompanied by or included in a form of proxy" and "Any request to execute or not to execute, or to revoke, a proxy."

executive compensation program as dealing with both the significant policy issue of senior executive compensation and the ordinary business matter of choice of accounting method); *Intel Corp.* (avail. Mar. 18, 1999) (concurring in the exclusion of a proposal recommending that the company implement an "Employee Bill of Rights" because there was "some basis for [the] view that Intel may exclude the proposal under [R]ule 14a 8(i)(7), as relating, in part, to Intel's ordinary business operations"); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (concurring in the exclusion of a proposal requesting a report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights because "paragraph 3 of the description of matters to be included in the report relates to ordinary business operations").

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Shareholder Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. If we can be of any further assistance in this matter, please do not hesitate to contact ~~me by phone~~ at (414) 297-5678 or by email at pgquick@foley.com.

Very truly yours,

Patrick G. Quick

cc: Bryan J. Blankfield
Oshkosh Corporation

John K. Wilson
Spencer T. Moats
Foley & Lardner LLP

Exhibit A

See attached.

From: *** FISMA & OMB Memorandum M-07-16 ***
Date: August 6, 2014 at 10:58:28 PM CDT
To: "Bryan J. Blankfield" <BBlankfield@oshkoshcorp.com>
Cc: "Pamela Patzke" <ppatzke@oshkoshcorp.com>
Subject: Rule 14a-8 Proposal (OSK)``

Mr. Blankfield,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Bryan J. Blankfield
Executive Vice President, General Counsel and Secretary
Oshkosh Corporation (OSK)
2307 Oregon Street, P.O. Box 2566
Oshkosh, WI 54903-2566
PH: 920-233-9301
FX: 920-237-4228

Dear Mr. Blankfield,

I purchased stock and hold stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email *** FISMA & OMB Memorandum M-07-16 *** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden — August 6, 2014
Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Pamela Patzke <ppatzke@oshkoshcorp.com>

[OSK: Rule 14a-8 Proposal, August 6, 2014]

4* – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement should apply to:

• Management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules

• Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)

• shareholder proposals included in the proxy under SEC Rule 14a-8.

This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations for other proper purposes.

Management is now able to monitor voting results while shareholders are voting on proxy items and take steps to influence the outcome on matters where they have a direct self-interest, such as the advisory vote on executive pay or equity award plans that can lead to awards of lucrative stock options.

An added incentive to vote for this proposal is our Company's clearly improvable corporate governance and performance as summarized in 2014:

GMI Ratings, an independent investment research firm, cited CEO pay of $8 million and a potential stock dilution of 10%. Our CEO's annual incentives did not rise or fall in line with annual financial performance.

Directors Richard Sim and Kathleen Hempel each had 17-years long-tenure (which negatively impacts independence) and together had 3 seats on key Oshkosh board committees. Directors Craig Omtvedt, Duncan Palmer, Leslie Kenne and Stephen Newlin were potentially over-committed with seats on 3 company boards each. Directors Duncan Palmer and William Wallace did not own stock.

Oshkosh was flagged by GMI for its limited efforts in the identification and use of alternative energy sources which is an increasingly important factor in improving a company's ability to reduce its environmental impacts and control costs.

Oshkosh was flagged for its failure to establish specific environmental impact reduction targets. The company was flagged for its failure to utilize an environmental management system or to seek ISO 14001 certification for some or all of its operations.

Oshkosh did not report on its sustainability policies and practices via the Global Reporting Initiative, a highly effective standard, nor did it sign the UN Global Compact, a global standard for maintaining more effective sustainability practices. Oshkosh had not implemented OHSAS 18001 as its occupational health and safety management system, nor did it actively disclose its workplace safety record in its annual report.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Confidential Voting – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.
Please acknowledge this proposal promptly by FISMA & OMB Memorandum M-07-16 ***

From: *** FISMA & OMB Memorandum M-07-16 ***
Date: August 13, 2014, 12:22:34 AM CDT
To: "Pamela Patzke" <ppatzke@oshkoshcorp.com>
Subject: Rule 14a-8 Proposal (OSK) blb

Dear Ms. Patzke,
Attached is the rule 14a-8 proposal stock ownership verification.
Please acknowledge receipt.
Sincerely,
John Chevedden

Personal Investing P.O. Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

August 12, 2014

John R. Chevedden
Via facsimile to ***FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 200.000 shares of Oshkosh Corp. (CUSIP: 688239201, trading symbol: OSK) since July 1, 2013.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W281488-12AUG14